Contact

www.linkedin.com/in/michael-tremain-30115b28 (LinkedIn)

Top Skills

Construction
Business Development
HVAC

Michael Tremain

Managing Partner, Private Equity at Sovereign's Capital
Greater Chattanooga

Experience

Sovereign's Capital

Managing Partner
September 2019 - Present (3 years 7 months)
United States

Sovereign's Capital is a values-driven private equity firm providing flexible capital solutions to values-driven entrepreneurs leading venture and lower middle market businesses.

TrinRock Capital

Senior Operating Partner and Portfolio CEO
September 2015 - September 2019 (4 years 1 month)
Houston, Texas Area

TrinRock Capital is a boutique private equity firm that makes control investments in manufacturing, distribution and service companies across multiple industries in the lower and middle market. Though we specialize in majority recapitalizations of owner operated and family held businesses, we have a broad range of investment experience that includes start-up ventures, project financings, distressed turnarounds and bankruptcy reorganizations. TrinRock likes to partner with entrepreneurs and operators who posses a deep level of industry expertise and a proven track record of success.

Westbrook Service Corporation

President & CEO
August 2010 - July 2015 (5 years)

Westbrook is a mechanical services and solutions company meeting the HVAC, plumbing, electric and gas needs of residential, commercial and construction customers in Central Florida.

ProSource America

President & CEO
January 2009 - July 2010 (1 year 7 months)

BlueSky Strategic Partners

Partner

January 2008 - December 2008 (1 year)

Spraggins Builder Services
President & CEO
January 2003 - December 2007 (5 years)

BlueSky Ministries
Founder & President
August 2001 - December 2002 (1 year 5 months)

JoePix/PhotoPoint
Founder & President
1999 - 2001 (2 years)

Hard Rock Cafe International
Director, Business Development & Internet
1997 - 1999 (2 years)

The Walt Disney Company - Imagineering
Senior Analyst, New Business Strategy
1994 - 1996 (2 years)

Andersen Consulting
Strategy Analyst
1993 - 1994 (1 year)

Education

The London School of Economics and Political Science (LSE)
MA, International Political Economy · (1996 - 1997)

University of North Carolina at Chapel Hill
BA, Economics & Political Science · (1989 - 1993)